11015395

BD 9/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section AUG 26 2011 Washington, DC 105

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-16247 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING *07/01/10* (MM/DD/YY) AND ENDING *06/30/11* (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
***Horwitz & Associates, Inc.***

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

***2610 Lake Cook Road***
(No. and Street)

| *Riverwoods* | *Illinois* | *60015* |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**GERALD HORWITZ** **(224)-632-4700**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Grant Thornton LLP**
(Name – *of individual, state last, first, middle name*)

| **175 West Jackson Boulevard** | **Chicago** | **IL** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD 9/8

# OATH OR AFFIRMATION

I, **GERALD HORWITZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HORWITZ & ASSOICATES, INC**, as of **JUNE 30, 2011**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
KIMBERLY SCHWARTZ
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 08/01/2012

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT PURSUANT TO U.S. SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## HORWITZ & ASSOCIATES, INC.

## JUNE 30, 2011

# CONTENTS

Grant Thornton

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Audit • Tax • Advisory**
**Grant Thornton LLP**
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., as of June 30, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 15 and 16 is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 23, 2011

Horwitz & Associates, Inc.
**STATEMENT OF FINANCIAL CONDITION**
June 30, 2011

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 610,016 |
| Investments, at fair value | 171,382 |
| Due from clearing broker | 809,460 |
| Other assets | 76,568 |
| **TOTAL ASSETS** | $1,667,426 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $1,216,571 |
| **STOCKHOLDER'S EQUITY** | |
| Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding | 33,000 |
| Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding | 102,597 |
| Paid-in capital | 65,500 |
| Retained earnings | 548,118 |
| Treasury stock, at cost | |
| Class A stock, 12,000 shares | (36,000) |
| Class B stock, 74,131 shares | (262,360) |
| Total stockholder's equity | 450,855 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $1,667,426 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF OPERATIONS**
**Year ended June 30, 2011**

| | |
|---|---|
| Revenue | |
| Commissions | |
| Agency and principal commissions | $ 7,360,096 |
| Option commissions | 3,385,267 |
| Mutual funds | 275,058 |
| Insurance | 442,270 |
| Interest and dividends | 155,794 |
| Investment advisory fees | 1,402,319 |
| Net loss from investment transactions | (8,664) |
| Total revenue | 13,012,140 |
| Operating expenses | |
| Broker and employee compensation | 7,484,766 |
| Brokerage clearing | 2,536,688 |
| Occupancy and other office expenses | 1,973,548 |
| Communications | 167,816 |
| Taxes, other than income taxes | 114,649 |
| Other | 652,228 |
| Total operating expenses | 12,929,695 |
| Income before income taxes | 82,445 |
| Income taxes | 4,337 |
| **NET INCOME** | $ 78,108 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended June 30, 2011**

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Class A Voting | Class B Non-voting | Paid-in capital | Retained earnings | Treasury stock | Total stockholder's equity |
| Balance at July 1, 2010 | $33,000 | $102,597 | $65,500 | $470,010 | $(298,360) | $372,747 |
| Net Income | - | - | - | 78,108 | - | 78,108 |
| Balance at June 30, 2011 | $33,000 | $102,597 | $65,500 | $548,118 | $(298,360) | $450,855 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF CASH FLOWS**
**Year ended June 30, 2011**

| | |
|---|---|
| Cash flows from operating activities | |
| Net Income | $ 78,108 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Changes in operating assets and liabilities | |
| Investments, at fair value | (36,628) |
| Due from clearing broker | (250,449) |
| Other assets | (13,230) |
| Accounts payable and accrued expenses | 191,267 |
| Total adjustments to reconcile net income to net cash used in operating activities | (109,040) |
| Net cash used in operating activities | (30,932) |
| Net decrease in cash and cash equivalents | 30,932) |
| Cash and cash equivalents at beginning of year | 640,948 |
| Cash and cash equivalents at end of year | 610,016 |
| Supplemental cash flow information | |
| Cash paid for income taxes | $ 4,337 |

The accompanying notes are an integral part of this statement.

## NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc. (the "Parent Company"), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 22 branches located in Alabama, California, Colorado, Georgia, Florida, Illinois, Iowa, Louisiana, Massachusetts, New York, Ohio, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### *Revenue Recognition*

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and fair value on securities positions.

### *Investments*

Securities are classified as trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

Transactions in securities are recorded on a trade-date basis.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*Estimates*

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institution in excess of Federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

## NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2011, the net capital ratio was 3.65 to 1 and the net capital was $333,655, which was $233,655 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

## NOTE D - INVESTMENT SECURITIES

Investments classified as trading account assets consist of corporate equity securities with a fair market value of $171,382 as of June 30, 2011.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Financial Accounting Standards Board ("FASB") has established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

## NOTE D - INVESTMENT SECURITIES - Continued

The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, as follows:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in markets that are not active.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 - Inputs are unobservable inputs for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability).

The following table presents the fair value hierarchy of those assets and liabilities measured at fair value as of June 30, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Common stock | $ 171,382 | $ - | $ - | $171,382 |

## NOTE E - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2011:

| | |
|---|---|
| Accrued commissions | $ 661,387 |
| Due to clearing broker | 471,751 |
| Other | 83,433 |
| | $1,216,571 |

## NOTE F - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate-company basis.

## NOTE F - INCOME TAXES - Continued

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2011, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2011, were not significant.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2008, 2009 and 2010 tax positions, all open tax years. As of June 30, 2011, the Company had no material unrecognized Federal or state tax benefits. The Company did not record a cumulative effect adjustment related to the adoption of this guidance during the year ended June 30, 2011. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2011. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

## NOTE G - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2011, was $50,000.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2011, was $118,543.

The Parent Company is committed to providing all necessary financial support to the Company if needed.

## NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

### *Clearing Agreement*

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $100,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

## NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

*Financial Instruments with Off-Balance-Sheet Risk*

This agreement provides the clearing brokers with a lien upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

At June 30, 2011, the Company had cash of $8,330 and investments with a fair market value of $171,382 on deposit with one of the clearing brokers, and $100,000 of cash with the other clearing broker. These balances are included within cash and cash equivalents on the accompanying statement of financial condition.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2011.

*Litigation and Arbitration*

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

## NOTE I - SUBSEQUENT EVENTS

Company management has determined that no material events or transactions occurred subsequent to June 30, 2011 and through August 23, 2011, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

**Horwitz & Associates, Inc.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE U.S. SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2011**

| | |
|---|---|
| Stockholder's equity | $ 450,855 |
| Non-allowable assets | |
| Other assets | 76,568 |
| Petty cash fund | 200 |
| Total non-allowable assets | 76,768 |
| Tentative net capital before haircuts | 374,087 |
| Haircuts on securities | |
| Stock and warrants | 40,432 |
| Total haircuts on securities | 40,432 |
| Net capital | $ 333,655 |
| Capital requirements | |
| Minimum net capital | $ 100,000 |
| Net capital in excess of requirement | 233,655 |
| Net capital, as above | $ 333,655 |
| Ratio of aggregate indebtedness to net capital | 3.65 |
| Aggregate indebtedness | |
| Accounts payable, accrued expenses and other liabilities | $1,216,571 |

**Statement pursuant to Rule 17A-5(d)(4)**

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2011.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2011

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

Grant Thornton

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL


**Audit • Tax • Advisory**

**Grant Thornton LLP**
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com


Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit, we did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 23, 2011

SEC Mail Processing Section

AUG 26 2011

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16247 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING *07/01/10* (MM/DD/YY) AND ENDING *06/30/11* (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

***Horwitz & Associates, Inc.***

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

***2610 Lake Cook Road***
(No. and Street)

| ***Riverwoods*** | ***Illinois*** | ***60015*** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**GERALD HORWITZ** **(224)-632-4700**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**
(Name – *of individual, state last, first, middle name*)

| **175 West Jackson Boulevard** | **Chicago** | **IL** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **GERALD HORWITZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HORWITZ & ASSOICATES, INC**, as of **JUNE 30, 2011**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
KIMBERLY SCHWARTZ
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 08/01/2012

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT ON SECURITY INVESTOR PROTECTION CORPORATE ASSESSMENTS PURSUANT TO SECURITIES EXCHANGE COMMISSION RULE 17a-5(e)(4)
# HORWITZ & ASSOCIATES, INC.
# JUNE 30, 2011

Grant Thornton

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


**Audit • Tax • Advisory**
**Grant Thornton LLP**
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com


Board of Directors
Horwitz & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2011, which were agreed to by Horwitz & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, ("specified parties" of the report), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting that there was no overpayment as of June 30, 2011.

Grant Thornton

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 23, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016247 FINRA JUN
HORWITZ & ASSOCIATES INC
2610 LAKE COOK RD STE 190
RIVERWOODS IL 60015-5710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________________

2. A. General Assessment (item 2e from page 2) $ 24,618

B. Less payment made with SIPC-6 filed (exclude interest) ( 11,698 )
1/28/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,920

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,920

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________________

______________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HORWITZ AND ASSOCIATES
(Name of Corporation, Partnership or other organization)

______________________________
(Authorized Signature)

VP
(Title)

Dated the 29 day of JULY, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2010
and ending 6/30/2011
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 13,012,140 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 6,893 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 8,664 |
| Total additions | 13,027,697 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 442,270 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 2,536,688 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 181,576 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 19,932 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 3,180,466 |
| 2d. SIPC Net Operating Revenues | $ 9,847,231 |
| 2e. General Assessment @ .0025 | $ 24,618 |
| | (to page 1, line 2.A.) |